Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

The following are advertisements, appearing in five different versions, on Google search starting on February 14, 2020 hyperlinking the website www.XplusHP.com or a webpage thereunder, which provides information relating to the proposal that Xerox Holdings Corporation has made for a business combination transaction with HP Inc.

Xerox + HP | $2bn in Cost Synergies | Ad 1 XplusHP.com At least $2bn of incremental run-rate cost synergies only achievable through a combination. Learn more. HP Stock Is Flat After Rejecting Xerox’s Deal. A Merger Is Still... https://www.barrons.com > articles > hp-stock-xerox-whats-next-51574097138 2 days ago—(HPQ) rejected the $22-a-share takeover bid from Xerox as too low.... Evercore IS! analyst Amit Daryanani writes in a research rote this morning that he sees several potential paths for HP.... Deutsche Bank’s Jeriel ong contends that HP’s response puts Xerox in a tough position. Here Is The ‘Strictly Confidential’ Xerox Offer That HP Rejected https://www.crn.com) slicie-shows > compcnents-peripherals > here-is-the-... â–¼ 1 day ago—When HP’s board rejected Xeroxfe $33 billion takeover proposal Sunday it published the “confidential” letter it was giver by Xerox CEO John Visentin.... On Sunday, HP’s board of directors nixed Xerox’s recent offer that lit up the printer copier market with buzz during the last HP board unanimously rejects Xerox’s bid to acquire the ... https://www.cnbc.com; 2019/11/17 > hp-board-unanimously-rejects-xeroxs... 3 days ago—HP’s board of directors said Sunday that they unanimously rejected a proposal from Xerox to acquire the company, because the offer is rot in ... Xerox Considers Takeover Offer for HP—WSJ 891 Q@iTs-O,04,€€€i€€€€€€ctMR©bi2-O2©i(®&-it®eover€€€€or([J5FA€ €€€€€ Nov 5, 2019 - Copier maker Xerox has set its sights or a takeover of personal-computer and Google

Xerox + HP | Driving Innovation and Growth | Ad 1 XplusHP.corriY A combined company would enhance profitability and allow reinvestment to drive innovation. Learn more. HP Stock Is Flat After Rejecting Xerox’s Deal. A Merger Is Still... https://www.barrons.com > articles > hp-stock-xerox-whats-next-51574097138 2 days ago—(HPQ) rejected the $22-a-share takeover bid from Xerox as too low.... Evercore IS! analyst Amit Daryanani writes in a research rote this morning that he sees several potential paths for HP.... Deutsche Bank’s Jeriel Cng contends that HP’s response puts Xerox in a tough position. Here Is The ‘Strictly Confidential’ Xerox Offer That HP Rejected https://www.crn.com) slide-shows > compcnents-peripherals > here-is-the-... â–¼ 1 day ago—When HP’s board rejected Xerox,s $33 billion takeover proposal Sunday it published the “confidential” letter it was given by Xerox CEO John Visentin.... On Sunday, HP’s board of directors nixed Xerox’s recent offer that lit up the printer copier market with buzz during the last HP board unanimously rejects Xerox’s bid to acquire the ... https://www.cnbc.com; 2019/11/17 > hp-board-unanimously-rejects-xeroxs... 3 days ago—HP’s board of directors said Sunday that they unanimously rejected a proposal from Xerox to acquire the company, because the offer is rot in ... Xerox Considers Takeover Offer for HP—WSJ 891 Q@iTs-O,04,€€€i€€€€€€ctMR©bi2-O2©i(®&-it®eover€€€€or([J5FA€ €€€€€ Nov 5, 2019 - Copier maker Xerox has set its sights or a takeover of personal-computer and Google

Xerox + HP | Ready to Create Value | Ad 1 XplusHP.com/leadershipT Xerox’s management has a proven playbookto increase shareholder value. Learn more. HP Stock Is Flat After Rejecting Xerox’s Deal. A Merger Is Still... https://www.barrons.com > articles > hp-stock-xerox-whats-next-51574097138 2 days ago—(HPQ) rejected the $22-a-share takeover bid from Xerox as too low.... Evercore IS! analyst Amit Daryanani writes in a research rote this morning that he sees several potential paths for HP.... Deutsche Bank’s Jeriel Cng contends that HP’s response puts Xerox in a tough position. Here Is The ‘Strictly Confidential’ Xerox Offer That HP Rejected https://www.crn.com) slicie-shows > compcnents-peripherals > here-is-the-... â–¼ 1 day ago—When HP’s board rejected Xeroxfe $33 billion takeover proposal Sunday it published the “confidential” letter it was giver by Xerox CEO John Visentin.... On Sunday, HP’s board of directors nixed Xerox’s recent offer that lit up the printer copier market with buzz during the last HP board unanimously rejects Xerox’s bid to acquire the ... https://www.cnbc.com; 2019/11/17 > hp-board-unanimously-rejects-xeroxs... 3 days ago—HP’s board of directors said Sunday that they unanimously rejected a proposal from Xerox to acquire the company, because the offer is rot in ... Xerox Considers Takeover Offer for HP—WSJ 891 Q@iTs-O,04,€€€i€€€€€€ctMR©bi2-O2©i(®&-it®eover€€€€or([J5FA€ €€€€€ Nov 5, 2019 - Copier maker Xerox has set its sights or a takeover of personal-computer and Google

Xerox + HP | Reshaping the Industry | Ad 1 XplusHP.corriY First movers win and reshape the competitive landscape. Learn more. HP Stock Is Flat After Rejecting Xerox’s Deal. A Merger Is Still... https://www.barrons.com > articles > hp-stock-xerox-whats-next-51574097138 2 days ago—(HPQ) rejected the $22-a-share takeover bid from Xerox as too low.... Evercore IS! analyst Amit Daryanani writes in a research rote this morning that he sees several potential paths for HP.... Deutsche Bank’s Jeriel Org contends that HP’s response puts Xerox in a tough position. Here Is The ‘Strictly Confidential’ Xerox Offer That HP Rejected https://www.crn.com J slide-shows > compcnents-peripherals > here-is-the-.., â–¼ 1 day ago-When HP’s board rejected Xeroxfe $33 billion takeover proposal Sunday it published the “confidential” letter it was giver by Xerox CEO John Visentin.... On Sunday, HP’s board of directors nixed Xerox’s recent offer that lit up t lie printer copier market with buzz during the last HP board unanimously rejects Xerox’s bid to acquire the ... https://www.cnbc.com) 2019/11/17 > hp-board-unanimously-rejects-xeroxs... 3 days ago-HP’s board of directors said Sunday that they unanimously rejected a proposal from Xerox to acquire the company, because the offer is rot in ... Xerox Considers Takeover Offer for HP—WSJ Google

Xerox + HP | A Complementary Combination | Ad 1 XplusHP.corriY A combination provides a stronger mix of products and enhanced services and support for customers. HP Stock Is Flat After Rejecting Xerox’s Deal. A Merger Is Still... https://www.barrons.com> articles > hp-stock-xerox-whats-next-51574097138 2 days ago—(HPQ) rejected the $22-a-share takeover bid from Xerox as too low.... Evercore IS! analyst Amit Daryanani writes in a research rote this morning that he sees several potential paths for HP.... Deutsche Bank’s Jeriel Org contends that HP’s response puts Xerox in a tough position. Here Is The ‘Strictly Confidential’ Xerox Offer That HP Rejected https://www.crn.com) slicie-shows > compcnents-peripherals > here-is-the-... â–¼ 1 day ago—When HP’s board rejected Xeroxfe $33 billion takeover proposal Sunday it published the “confidential” letter it was giver by Xerox CEO John Visentin.... On Sunday, HP’s board of directors nixed Xerox’s recent offer that lit up the printer copier market with buzz during the last HP board unanimously rejects Xerox’s bid to acquire the ... https://www.cnbc.com; 2019/11/17 > hp-board-unanimously-rejects-xeroxs... 3 days ago—HP’s board of directors said Sunday that they unanimously rejected a proposal from Xerox to acquire the company, because the offer is rot in ... €€€€ QTA€ €€€€€ https://www.wsj.com > articles> xerox-considers-takeover-offer-for-hp-115... Nov 5, 2019—Copier maker Xerox has set its sights or a takeover of personal-computer and

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

Xerox has not yet commenced the tender offer referred to in this communication and this communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Upon the commencement of any tender offer, Xerox will file a tender offer statement with the SEC. Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement (including an offer to purchase a related letter of transmittal and other offer documents), prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.